EXHIBIT (a)(25)

[Conrail logo]








                                                  January 28, 1997


Dear Shareholders:

          Last week Norfolk Southern Corporation amended its tender offer and is now offering to purchase 8.2 million Conrail shares (or approximately 9.9% of the outstanding shares) at $115 per share, as more fully described in the enclosed amendment to the Schedule 14D-9 filed by Conrail with the Securities and Exchange Commission. This action was Norfolk's last-minute enticement to cause Conrail shareholders to vote against the opt out proposal at the January 17 Conrail shareholders' meeting.

          The Conrail Board remains fully committed to the CSX/Conrail merger because it firmly believes that such a combination will create the world's leading freight transportation and logistics company, and in doing so, will best serve the interests of all of Conrail's constituencies. In addition, the Conrail Board continues to believe that a sale to Norfolk is not in the best interests of Conrail.

          The Conrail Board is not taking a position with respect to the amended Norfolk offer because it believes that Conrail shareholders who desire to receive cash now for a portion of their shares should feel free to tender their shares into the amended Norfolk offer. On the other hand, Conrail shareholders who desire to continue to participate in the long term growth of the railroad industry and the substantial upside potential of the CSX/Conrail merger, in what is expected to be a tax-free transaction, should retain their Conrail shares and not tender into the amended Norfolk offer. You should consider carefully the information contained in the supplement to the offer to purchase relating to the amended Norfolk offer that you have received, and make your own decision whether or not to tender your shares into the amended Norfolk offer. We have been advised by Conrail's directors and executive officers that they will not tender their shares into the amended Norfolk offer.

          Whether or not you decide to tender, the Conrail Board recommends that, following consummation of the amended Norfolk offer, Conrail shareholders who desire to receive cash for a portion of their remaining shares should tender into the second CSX tender offer.

          We believe that CSX is the superior strategic partner with whom Conrail can realize the extraordinary value and significant upside potential in the railroad industry for its shareholders and all its other constituencies.


                                            Sincerely,

                                            /s/ David M. LeVan
                                            ------------------


                                            DAVID M. LEVAN
                                            Chairman, President and
                                            Chief Executive Officer